EXHIBIT 1

Explanation of the report that the company will invest in NT$100 billion for fiber network deployment

Date of events: 2011/01/12

Contents:

1.Name of the reporting media: Economic Daily News

2.Date of the report:2012/01/12

3.Content of the report: Chunghwa Telecom will invest in NT$100 billion for fiber network deployment for the next three years.

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: The company has not announced its forecast for 2012 and will publish relevant information when being approved by the board meeting.

6.Countermeasures: None

7.Any other matters that need to be specified: None